DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560



RECD S.E.C.
JUN 3 2003
1086



03022454

1 MAIN
IADA, 2
PAÑA
CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-4939

June 3, 2003

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



PROCESSED
JUN 11 2003
THOMSON
FINANCIAL
SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant information concerning the acquisition of Belfast Airport, dated May 23, 2003
- Significant information with regard to the decision to declare unconditional its public offer on Amey Plc, dated May 29, 2003

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

GRUPO FERROVIAL, S.A., in compliance with the provisions of Article 82 of the Securities Market Law (*Ley de Mercado de Valores*), hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

Ferrovial Aeropuertos, a subsidiary wholly owned by Grupo Ferrovial via Ferrovial Infraestructuras, has reached an agreement on the acquisition of 100% of Belfast City Airport Ltd., the company which has a concession to operate the airport until 2114.

Belfast airport handles over 1.9 million passengers per year and obtained 12.9 million pounds (18.15 million euros) in revenues in 2002. The price paid for this acquisition is 35 million pounds (49.3 million euros).

This acquisition strengthens Ferrovial Aeropuertos' position in the private airport management sector, where it already has a presence in Australia (Sydney), the UK (Bristol), Mexico and Chile.

Madrid, 23 May 2003

José María Pérez Tremps
Director and Company Secretary, GRUPO FERROVIAL, S.A.

GRUPO FERROVIAL, S.A., in compliance with the provisions of Article 82 of the Securities Market Law (Ley de Mercado de Valores), hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

FERROVIAL SERVICIOS, S.A., a company wholly owned by GRUPO FERROVIAL, S.A., hereby announces its decision to declare unconditional, to all effects, its tender offer for UK service group Amey Plc, which it presented on 25 April last.

This declaration entails taking control of Amey as of this date. Ferrovial, through its subsidiary Ferrovial Servicios, has attained 88.6% of the capital of Amey and could increase this percentage in the next few days through acceptance of the bid by a number of institutional investors.

Madrid, 29 May 2003

José María Pérez Tremps
Director and Company Secretary, GRUPO FERROVIAL, S.A.